EXHIBIT 99.1

Caledonia Mining Corporation Plc Purchase of Securities by Director

ST HELIER, Jersey, Aug. 20, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that it received notice yesterday that Johan Holtzhausen, a director, has purchased a total of 825 depositary interests representing the same number of common shares of no par value each in the Company at a price per depositary interest of GBP4.6899.  Following this transaction, Mr Holtzhausen has an interest in 19,825 shares in the Company representing approximately 0.18 per cent of the issued share capital of Caledonia.

Further details of the transaction are set out below.  For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation No. 596/2014.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Holtzhausen
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP4.6899	825

d)	Aggregated information - Aggregated volume - Price	825 GBP4.6899
e)	Date of the transaction	19 August 2019
f)	Place of the transaction	AIM of the London Stock Exchange plc